SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2006

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 1-35

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2006 and 2005		5

	Notes to Financial Statements:		6-11

	Supplemental Schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006		12-20

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2006 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2006, as filed with the Commission on March 6, 2007)

	99(b)
GE Institutional International Equity Fund 2006 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2006, as filed with the Commission on December 4, 2006)

	99(c)
GE Institutional Small-Cap Value Equity Fund 2006 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2006, as filed with the Commission on December 4, 2006)

	99(d)
GE Institutional Strategic Investment Fund 2006 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2006, as filed with the Commission on December 4, 2006)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
(Name of Plan)

Date:	June 13, 2007	/s/ Philip D. Ameen
Philip D. Ameen Vice President and Comptroller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2006 and 2005

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2006 and 2005	5

Notes to Financial Statements	6-11

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	12-20

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 5, 2007

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

(in thousands)

Assets	2006	2005

Investments at fair value (note 3)	$26,340,577	$24,590,090
Accrued dividends and interest	113,883	105,927
Other assets	400	9,568
Total assets	26,454,860	24,705,585

Liabilities

Liability for collateral deposits (note 3)	246,932	139,353
Other liabilities	14,938	16,196
Total liabilities	261,870	155,549

Net assets available for plan benefits	$26,192,990	$24,550,036

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2006 and 2005

(in thousands)

	2006	2005

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (note 3)	$1,379,484	$(764,762)

Interest and dividend income:
General Electric Company Common Stock	458,716	421,709
Registered investment companies	400,451	331,970
Other investments	119,374	98,100
	2,358,025	87,017
Contributions:
Employee	966,731	973,581
Employer	327,825	326,811
	1,294,556	1,300,392

Total additions	3,652,581	1,387,409

Deductions from net assets attributed to:
Participant withdrawals	2,009,627	1,643,151

Net increase (decrease)	1,642,954	(255,742)

Net assets available for plan benefits:
Beginning of year	24,550,036	24,805,778

End of year	$26,192,990	$24,550,036

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Trustees of the GE Savings and Security Trust are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of General Electric Company. GEAM is investment adviser to each of the Plan’s investment options, except General Electric Company Common Stock, Vanguard Institutional Index Fund and the United States Savings Bonds. State Street Corporation and The Bank of New York are the primary custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)	General Electric Company Common Stock (“GE Common Stock”).

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company that invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally about five to ten years.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company that invests primarily in equity securities of U.S. companies.

(d)	GE Institutional International Equity Fund (the “International Fund”) - a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)
GE Institutional Small-Cap Equity Fund (the “Small Cap Fund”) - a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) - a registered investment company that invests primarily in a combination of equity securities (U.S. and Non-U.S.) and investment grade debt securities.

(g)
Vanguard Institutional Index Fund (the “Index Fund”) - a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor’s 500 Index, which is composed primarily of equity securities of large U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2006 and 2005

(h)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) - invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(i)	GE S&S Money Market Fund (the “Money Market Fund”) - invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)
United States Savings Bonds (the “U.S. Bond Fund”) - comprises individual participants’ contributions that are directed to U.S. Treasury Series “EE” Savings Bonds, bonds that mature in 30 years. Individual funds being accumulated for bond purchase are invested in short-term instruments. Effective July 1, 1995, only after-tax contributions are permitted to be invested in the U.S. Bond Fund. Bonds acquired with after-tax contributions held by the Trustees shall be distributed to participants as soon as practicable after the end of the second calendar year following the year in which the bonds were acquired. Residual balances that remain after distribution represent after-tax and employer matching contributions from matured bonds that have been reinvested.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

The Plan permits participants to invest earnings on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

The Plan generally permits participants to switch their investment balances up to 24 times each year. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of U.S Savings Bonds that were purchased after 1988 with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission (SEC) requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings (4% maximum). Employer contributions may be invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2006 and 2005, transfers from other qualifying plans or arrangements accounted for $38.0 million and $49.6 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2006 and 2005

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates of individual loans are fixed for the shorter of the term of the loan or five years.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions; personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their accounts, including employee and employer contributions plus earnings.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so; it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan to the extent permitted by law to amend or replace the Plan for any reason.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2006 and 2005

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the Short Term Fund and the Money Market Fund are generally borne by General Electric Company. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the interest and dividend income on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are stated at fair value. GE Common Stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing net asset value per share as reported on each business day. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and outstanding principal balance plus accrued interest represents fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the respective current cash redemption value published by the U.S. Treasury Department.

Investment transactions are recorded on a trade date basis. Dividends on GE Common Stock are recorded as of the record date. Dividends on the registered investment companies are recorded on the payment date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses on the sales of investments and the unrealized appreciation (depreciation) of investments.

Investments other than GE Common Stock, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage their risk. No investments are engaged in market-making or other speculative activities. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options, which are distributed annually to participants, except the Short Term Fund whose detailed information is contained in the S&S Program Supplemental Information and distributed annually.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2006 and 2005

(c)	Participant Withdrawals

Participant withdrawals are recorded when paid.

(d)	Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2006 and 2005:

	2006		2005
	(in thousands)

GE Common Stock	$16,045,887	*	$16,204,610	*
Registered Investment Companies
GE S&S Income Fund	1,750,704	*	1,775,493	*
GE S&S Program Mutual Fund	2,946,946	*	2,597,656	*
Other	2,594,040		1,470,637
Total Registered Investment Companies	7,291,690		5,843,786
Other Investments
Short-Term Money Market Instruments	1,283,429		937,887
U.S. Government and Agency Debt Obligations	794,572		753,751
Loans to Participants	455,632		429,329
Other	469,367		420,727
Total Investments at fair value	$26,340,577		$24,590,090

*Investment representing more than 5% of the Plan’s net assets

The Plan’s investments appreciated (depreciated) as follows:

	2006	2005
	(in thousands)

GE Common Stock	$940,201	$(662,610)
Registered Investment Companies	435,944	(86,106)
Other investments	3,339	(16,046)
	$1,379,484	$(764,762)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2006 and 2005

The Short Term Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Short Term Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations.

The Short Term Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Short Term Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $242.0 million and $136.5 million at December 31, 2006 and 2005, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements.

The Plan’s investment funds include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that mitigate participant risks, including the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)	Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated June 27, 2006, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. Counsel for the Plan has no reason to believe that any subsequent amendments have adversely affected the validity of the determination letter.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and General Electric Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5)	Plan Amendments

In 2006, the Plan was amended to restrict a participant’s ability to engage in frequent trading in response to   Securities and Exchange Commission requirements governing mutual funds.

In 2005, the Plan was amended to, among other things, expand the circumstances under which hardship withdrawals made on or after January 1, 2006, are allowed.

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Shares	* Cost	Market
Corporate Stocks – Common
** General Electric Company	431,217,894	$10,381,567,591	$16,045,886,828

Registered Investment Companies
*** GE S&S Income Fund	157,013,832	1,785,717,081	1,750,704,226
*** GE S&S Program Mutual Fund	63,635,202	2,919,557,717	2,946,946,222
*** GE Institutional International Equity Fund	67,842,557	899,234,185	1,114,653,210
*** GE Institutional Small-Cap Equity Fund	40,704,820	590,715,943	625,226,036
*** GE Institutional Strategic Investment Fund	18,766,956	208,148,083	225,015,807
Vanguard Institutional Index Fund	4,854,885	529,946,492	629,144,485
Total Registered Investment Companies		$6,933,319,501	$7,291,689,986

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Abbey National PLC	5.235%	03/13/2007	$37,574,511	$37,574,511
Bank of America Corporation	5.250	01/16/2007	50,069,981	50,069,981
Bank of Montreal	5.310	01/30/2007	51,710,000	51,710,000
Barclays, PLC	5.250	02/12/2007	49,425,404	49,425,404
Bear Stearns Companies	5.240	03/09/2007	23,371,017	23,371,017
Bear Stearns Companies	5.250	02/12/2007	24,689,388	24,689,388
Caylon	5.340	05/04/2007	40,710,000	40,710,000
Chariot Funding LLC	5.300	01/30/2007	27,880,456	27,880,456
Chariot Funding LLC	5.330	01/16/2007	23,557,566	23,557,566
Ciesco, LP	5.255	01/26/2007	46,429,942	46,429,942
Citigroup Funding LLC	5.250	02/22/2007	51,407,183	51,407,183
HBOS PLC	5.220	03/09/2007	39,116,258	39,116,258
ING Group	5.235	01/05/2007	21,053,976	21,053,976
JP Morgan Chase Bank	5.230	03/13/2007	4,948,426	4,948,426
Jupiter Securitization Corporation	5.235	03/05/2007	33,123,739	33,123,739
Old Line Funding Corporation	5.250	01/31/2007	23,209,498	23,209,498
Royal Bank of Canada NY Branch	5.295	04/05/2007	35,030,000	35,030,000
Sheffield Receivables Corporation	5.275	01/10/2007	47,976,647	47,976,647
UBS AG	5.305	01/05/2007	37,640,000	37,640,000
Windmill Funding Corporation	5.260	01/25/2007	9,964,933	9,964,933
Total Interest Bearing Cash and Cash Equivalents			678,888,925	678,888,925

Other
***GEAM Cash Plus Fund	Variable	N/A	84,578,369	84,578,369
***GEAM Enhanced Cash Fund	Variable	N/A	259,631,356	259,631,356
Barclays Bank - Repurchase Agreement	5.300	01/02/2007	35,000,000	35,000,000
Credit Suisse - Repurchase Agreement	5.320	01/02/2007	48,780,000	48,780,000
UBS Securities LLC - Repurchase Agreement	5.310	01/02/2007	176,550,000	176,550,000
Total Other			604,539,725	604,539,725
Total Short-Term Money Market Instruments			1,283,428,650	1,283,428,650

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations
Federal Home Loan Bank System	5.410%	12/28/2007	$49,020,000	$49,020,000
Federal Home Loan Mortgage Corporation	3.250	07/15/2023	5,253,784	5,212,634
Federal Home Loan Mortgage Corporation	3.500	11/15/2013	16,097,175	16,187,944
Federal Home Loan Mortgage Corporation	3.500	01/15/2022	16,063,072	16,047,611
Federal Home Loan Mortgage Corporation	3.500	05/15/2022	14,538,098	14,484,955
Federal Home Loan Mortgage Corporation	3.500	05/15/2026	11,549,170	11,442,382
Federal Home Loan Mortgage Corporation	4.000	08/15/2018	17,159,757	17,280,534
Federal Home Loan Mortgage Corporation	4.000	08/15/2029	12,978,473	12,724,184
Federal Home Loan Mortgage Corporation	5.000	11/15/2012	17,973	21,030	(b)
Federal Home Loan Mortgage Corporation	5.000	04/01/2013	17,389,298	16,346,407
Federal Home Loan Mortgage Corporation	5.000	12/15/2020	6,803,158	6,635,142
Federal Home Loan Mortgage Corporation	5.000	11/15/2022	8,933,906	8,954,392
Federal Home Loan Mortgage Corporation	5.250	08/15/2011	16,488,848	16,484,023
Federal Home Loan Mortgage Corporation	5.500	01/15/2020	13,536,230	13,515,363
Federal Home Loan Mortgage Corporation	5.500	02/15/2027	16,706,307	16,716,343
Federal Home Loan Mortgage Corporation	5.500	04/15/2027	15,372,216	15,377,703
Federal Home Loan Mortgage Corporation	5.750	07/15/2011	13,565,363	13,553,951
Federal Home Loan Mortgage Corporation	6.000	12/01/2008	1,432	1,471
Federal Home Loan Mortgage Corporation	6.000	10/15/2013	14,589	100,275	(b)
Federal Home Loan Mortgage Corporation	6.000	10/15/2013	13,246	100,234	(b)
Federal Home Loan Mortgage Corporation	6.000	10/01/2017	331,613	320,612
Federal Home Loan Mortgage Corporation	6.000	12/01/2018	160,274	156,267
Federal Home Loan Mortgage Corporation	6.000	09/01/2019	554,651	541,008
Federal Home Loan Mortgage Corporation	6.000	10/01/2021	950,159	947,962
Federal Home Loan Mortgage Corporation	6.000	10/01/2021	1,760,744	1,756,673
Federal Home Loan Mortgage Corporation	6.000	11/01/2021	1,537,856	1,533,828
Federal Home Loan Mortgage Corporation	6.000	11/01/2021	932,473	930,317
Federal Home Loan Mortgage Corporation	6.000	11/15/2023	17,366,411	16,933,472
Federal Home Loan Mortgage Corporation	6.000	03/15/2026	11,425,821	11,469,945
Federal Home Loan Mortgage Corporation	6.500	05/01/2013	666,164	641,794
Federal Home Loan Mortgage Corporation	6.500	05/01/2036	5,024,609	5,049,635
Federal Home Loan Mortgage Corporation	6.500	05/01/2036	1,679,070	1,687,433
Federal Home Loan Mortgage Corporation	7.000	03/15/2007	53,441	50,769
Federal Home Loan Mortgage Corporation	7.000	10/01/2023	20,137	19,736
Federal Home Loan Mortgage Corporation	7.000	11/01/2031	175,300	170,593
Federal Home Loan Mortgage Corporation	7.000	04/01/2032	578,717	558,857
Federal Home Loan Mortgage Corporation	7.000	04/01/2032	574,509	554,875
Federal Home Loan Mortgage Corporation	7.000	06/01/2032	301,899	292,138
Federal Home Loan Mortgage Corporation	7.000	04/01/2036	1,346,254	1,337,966
Federal Home Loan Mortgage Corporation	7.000	04/01/2036	2,719,473	2,698,647
Federal Home Loan Mortgage Corporation	7.500	11/01/2008	1,222	1,179
Federal Home Loan Mortgage Corporation	7.500	01/01/2016	898,804	897,720
Federal Home Loan Mortgage Corporation	7.500	01/01/2027	617,213	608,314

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations, continued
Federal Home Loan Mortgage Corporation	7.500%	01/01/2027	$103,387	$100,736
Federal Home Loan Mortgage Corporation	8.000	05/01/2031	33,261	32,913
Federal Home Loan Mortgage Corporation	8.500	03/01/2027	122,054	118,996
Federal Home Loan Mortgage Corporation	9.250	12/01/2016	193,674	176,761
Federal Home Loan Mortgage Corp. - DCS Notes	5.120	01/18/2007	37,422,675	37,422,675	(a	)
Federal National Mortgage Association	15.490	05/25/2018	153,861	96,024	(a,b	)
Federal National Mortgage Association	1.408	07/25/2044	6,586,284	2,371,521	(a,b	)
Federal National Mortgage Association	3.854	07/01/2033	7,684,156	7,474,985
Federal National Mortgage Association	4.014	06/01/2033	3,788,838	3,594,806
Federal National Mortgage Association	4.048	06/01/2033	3,515,493	3,369,676
Federal National Mortgage Association	4.133	07/01/2033	5,565,714	5,331,232
Federal National Mortgage Association	4.336	05/01/2033	4,590,997	4,434,915
Federal National Mortgage Association	4.427	06/01/2033	1,826,846	1,772,199
Federal National Mortgage Association	4.500	09/25/2016	7,288,831	7,167,739
Federal National Mortgage Association	4.500	07/25/2028	12,590,997	12,650,966
Federal National Mortgage Association	4.500	06/25/2043	2,315,166	2,254,976
Federal National Mortgage Association	4.649	12/01/2032	1,279,461	1,267,367
Federal National Mortgage Association	5.000	08/25/2029	3,438,013	3,430,358
Federal National Mortgage Association	5.142	06/01/2033	1,185,401	1,164,727
Federal National Mortgage Association	5.232	06/01/2033	796,193	793,338
Federal National Mortgage Association	5.442	07/01/2033	668,814	666,695
Federal National Mortgage Association	5.500	06/25/2025	3,883,860	3,899,742
Federal National Mortgage Association	5.500	08/25/2027	12,843,486	12,867,928
Federal National Mortgage Association	5.500	02/25/2031	6,591,246	6,594,568
Federal National Mortgage Association	5.500	02/25/2035	4,852,616	4,710,448
Federal National Mortgage Association	5.580	05/01/2033	842,218	825,976
Federal National Mortgage Association	5.645	06/01/2033	1,334,929	1,303,019
Federal National Mortgage Association	6.000	03/01/2012	2,553,035	2,519,702
Federal National Mortgage Association	6.000	03/01/2012	512,960	506,883
Federal National Mortgage Association	6.000	02/01/2018	871,079	838,369
Federal National Mortgage Association	6.000	11/01/2018	653,193	628,385
Federal National Mortgage Association	6.000	12/01/2019	1,309,994	1,266,578
Federal National Mortgage Association	6.000	03/01/2020	3,247,090	3,162,136
Federal National Mortgage Association	6.000	09/25/2027	15,659,311	15,621,680
Federal National Mortgage Association	6.000	08/25/2028	12,972,427	12,413,849
Federal National Mortgage Association	6.000	04/01/2033	288,954	279,695
Federal National Mortgage Association	6.500	05/01/2017	604,458	583,219
Federal National Mortgage Association	6.500	10/01/2017	144,657	140,464
Federal National Mortgage Association	6.500	12/01/2019	1,262,086	1,218,304
Federal National Mortgage Association	6.500	08/01/2022	600,959	585,146
Federal National Mortgage Association	6.500	11/01/2023	1,046,956	1,023,601
Federal National Mortgage Association	6.500	04/01/2033	469,327	456,044
Federal National Mortgage Association	6.500	05/01/2033	696,837	674,424
Federal National Mortgage Association	6.500	12/25/2034	14,343,681	13,830,921

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association	6.500%	03/01/2035	$1,288,562	$1,255,638
Federal National Mortgage Association	6.500	11/01/2035	3,276,865	3,306,733
Federal National Mortgage Association	7.000	04/01/2011	139,206	130,856
Federal National Mortgage Association	7.000	02/01/2017	145,508	142,262
Federal National Mortgage Association	7.000	03/01/2017	558,052	545,765
Federal National Mortgage Association	7.000	03/01/2017	233,555	226,359
Federal National Mortgage Association	7.000	03/01/2017	98,927	95,767
Federal National Mortgage Association	7.000	03/01/2017	217,289	210,347
Federal National Mortgage Association	7.000	04/01/2017	515,252	503,907
Federal National Mortgage Association	7.000	04/01/2017	444,316	430,628
Federal National Mortgage Association	7.000	04/01/2017	109,987	106,598
Federal National Mortgage Association	7.000	05/01/2017	216,892	210,238
Federal National Mortgage Association	7.000	05/01/2017	325,717	314,151
Federal National Mortgage Association	7.000	07/01/2017	1,096,231	1,063,242
Federal National Mortgage Association	7.000	07/01/2017	384,344	372,064
Federal National Mortgage Association	7.000	02/01/2019	23,475	22,726
Federal National Mortgage Association	7.000	03/01/2029	155,522	155,093
Federal National Mortgage Association	7.000	06/01/2031	135,649	131,873
Federal National Mortgage Association	7.000	10/01/2031	589,249	588,309
Federal National Mortgage Association	7.000	01/01/2032	119,007	115,482
Federal National Mortgage Association	7.000	10/01/2032	168,542	162,591
Federal National Mortgage Association	7.000	04/01/2033	582,582	563,563
Federal National Mortgage Association	7.000	11/01/2033	926,468	893,858
Federal National Mortgage Association	7.000	03/01/2034	276,805	265,853
Federal National Mortgage Association	7.000	06/01/2034	543,486	528,788
Federal National Mortgage Association	7.000	01/01/2035	473,804	461,948
Federal National Mortgage Association	7.000	05/01/2035	901,235	879,029
Federal National Mortgage Association	7.000	05/01/2035	964,212	941,852
Federal National Mortgage Association	7.000	01/01/2036	1,164,177	1,154,635
Federal National Mortgage Association	7.000	04/01/2036	2,237,155	2,231,494
Federal National Mortgage Association	7.500	04/01/2016	109,061	105,759
Federal National Mortgage Association	7.500	11/01/2021	235,964	228,493
Federal National Mortgage Association	7.500	11/01/2022	194,609	193,421
Federal National Mortgage Association	7.500	03/01/2023	47,372	46,454
Federal National Mortgage Association	7.500	01/01/2025	379,777	375,430
Federal National Mortgage Association	7.500	05/01/2026	207,307	205,362
Federal National Mortgage Association	7.500	07/01/2027	390,251	385,790
Federal National Mortgage Association	7.500	10/01/2030	145,571	140,444
Federal National Mortgage Association	7.500	01/01/2031	90,831	89,898
Federal National Mortgage Association	7.500	02/01/2031	229,147	226,030
Federal National Mortgage Association	7.500	01/01/2032	246,184	241,988
Federal National Mortgage Association	7.500	04/01/2032	287,586	283,481
Federal National Mortgage Association	7.500	04/01/2032	344,793	339,871
Federal National Mortgage Association	7.500	06/01/2032	292,751	283,103

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association	7.500%	07/01/2032	$221,007	$216,118
Federal National Mortgage Association	7.500	04/01/2033	161,116	155,480
Federal National Mortgage Association	7.500	11/01/2033	196,099	189,543
Federal National Mortgage Association	7.500	03/01/2034	1,419,145	1,360,367
Federal National Mortgage Association	7.500	03/01/2034	851,199	822,144
Federal National Mortgage Association	7.500	05/01/2034	816,895	786,928
Federal National Mortgage Association	8.000	07/01/2009	115,952	107,815
Federal National Mortgage Association	8.000	03/01/2032	304,092	300,529
Federal National Mortgage Association	8.000	05/01/2032	75,715	74,708
Federal National Mortgage Association	8.000	11/01/2033	307,409	300,067
Federal National Mortgage Association	8.500	06/01/2028	441,737	434,612
Federal National Mortgage Association	8.500	08/01/2029	779,884	767,560
Federal National Mortgage Association	8.500	08/01/2030	154,257	149,949
Federal National Mortgage Association	9.000	08/01/2010	210,230	199,594
Federal National Mortgage Association	9.000	03/01/2011	1,400,953	1,405,767
Federal National Mortgage Association	9.000	12/01/2031	198,929	201,033
Federal National Mortgage Association	9.500	09/01/2021	271,824	255,932
Government National Mortgage Association	6.000	06/15/2025	625,879	615,330
Government National Mortgage Association	6.000	06/15/2026	999,274	983,247
Government National Mortgage Association	6.000	01/15/2035	798,524	781,374
Government National Mortgage Association	6.000	04/15/2035	951,702	931,447
Government National Mortgage Association	6.000	06/15/2035	838,915	821,928
Government National Mortgage Association	6.000	07/15/2035	591,426	579,100
Government National Mortgage Association	6.500	11/15/2016	569,723	546,705
Government National Mortgage Association	6.500	04/15/2017	210,463	201,900
Government National Mortgage Association	6.500	03/15/2024	621,721	596,949
Government National Mortgage Association	6.500	12/15/2024	1,244,658	1,210,342
Government National Mortgage Association	6.500	05/15/2026	1,196,298	1,207,122
Government National Mortgage Association	6.500	12/15/2029	405,542	395,005
Government National Mortgage Association	6.500	03/15/2033	287,353	277,823
Government National Mortgage Association	6.500	10/15/2033	708,184	685,390
Government National Mortgage Association	6.500	11/15/2033	615,434	595,362
Government National Mortgage Association	6.500	01/15/2034	1,397,131	1,350,965
Government National Mortgage Association	6.500	01/15/2034	885,337	856,083
Government National Mortgage Association	6.500	02/15/2034	788,256	757,292
Government National Mortgage Association	6.500	04/15/2034	853,271	841,303
Government National Mortgage Association	6.500	04/15/2035	870,045	846,412
Government National Mortgage Association	6.500	05/15/2035	1,003,271	976,163
Government National Mortgage Association	6.500	05/15/2035	844,900	823,169
Government National Mortgage Association	6.500	06/15/2035	1,010,125	984,144
Government National Mortgage Association	6.500	07/15/2035	953,537	929,012
Government National Mortgage Association	6.500	07/15/2035	1,144,723	1,114,950
Government National Mortgage Association	6.500	09/15/2035	851,252	833,190
Government National Mortgage Association	6.500	09/15/2035	973,837	954,454

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
U.S. Government and Agency Debt Obligations, continued
Government National Mortgage Association	7.000%	12/15/2018	$498,464	$476,498
Government National Mortgage Association	7.000	11/15/2023	362,896	350,731
Government National Mortgage Association	7.000	03/15/2031	336,664	331,160
Government National Mortgage Association	7.000	05/15/2032	464,187	456,211
Government National Mortgage Association	7.000	11/15/2032	263,141	255,241
Government National Mortgage Association	7.500	02/15/2009	246,798	246,241
Government National Mortgage Association	7.500	12/15/2012	1,694,021	1,725,564
Government National Mortgage Association	7.500	12/15/2018	546,286	527,549
Government National Mortgage Association	7.500	11/15/2027	190,083	183,126
Government National Mortgage Association	7.500	01/15/2031	298,346	295,045
Government National Mortgage Association	7.500	01/15/2031	594,956	588,374
Government National Mortgage Association	7.500	03/15/2031	67,055	66,313
Government National Mortgage Association	7.500	05/15/2031	615,886	609,073
Government National Mortgage Association	7.500	07/15/2031	406,523	402,026
Government National Mortgage Association	7.500	09/15/2031	356,009	352,071
Government National Mortgage Association	9.000	08/15/2009	346,514	328,772
Government National Mortgage Association	9.000	12/15/2009	988,594	941,783
Government National Mortgage Association	9.000	12/15/2009	3,944,924	3,852,488
Government National Mortgage Association	9.000	11/15/2017	2,274,782	2,241,538
Government National Mortgage Association	9.500	12/15/2009	202,773	194,151
Government National Mortgage Association	9.500	12/15/2009	1,206,654	1,146,795
Government National Mortgage Association	9.500	12/15/2009	217,025	207,978
U.S. Treasury Notes	3.125	05/15/2007	8,536,690	8,465,069
U.S. Treasury Notes	3.875	05/15/2010	15,072,858	14,617,950
U.S. Treasury Notes	4.375	12/31/2007	103,245,723	102,857,263
U.S. Treasury Notes	4.875	05/31/2008	7,989,026	7,996,400
U.S. Treasury Notes	4.625	10/31/2011	61,610,852	61,452,255
U.S. Treasury Notes	4.625	11/15/2009	51,969,575	51,811,492
Total U.S. Government and Agency Debt Obligations			806,142,188	794,571,641

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Units	* Cost	Market
U.S. Savings Bonds
1977 U.S. Savings Bond E Series	3,876	$72,675	$515,538
1978 U.S. Savings Bond E Series	5,947	111,507	607,057
1979 U.S. Savings Bond E Series	9,223	172,931	903,615
1980 U.S. Savings Bond EE Series	4,221	211,050	1,196,776
1981 U.S. Savings Bond EE Series	4,502	225,100	1,108,493
1982 U.S. Savings Bond EE Series	5,040	252,000	1,168,515
1983 U.S. Savings Bond EE Series	8,822	441,100	1,667,856
1984 U.S. Savings Bond EE Series	10,103	505,150	1,726,723
1985 U.S. Savings Bond EE Series	15,398	769,900	2,510,144
1986 U.S. Savings Bond EE Series	48,340	2,417,000	7,451,808
1987 U.S. Savings Bond EE Series	51,838	2,591,900	7,019,261
1988 U.S. Savings Bond EE Series	60,168	3,008,400	7,834,271
1989 U.S. Savings Bond EE Series	88,425	4,421,250	11,061,382
1990 U.S. Savings Bond EE Series	90,552	4,527,600	10,884,157
1991 U.S. Savings Bond EE Series	95,456	4,772,800	11,036,205
1992 U.S. Savings Bond EE Series	142,675	7,133,750	15,840,533
1993 U.S. Savings Bond EE Series	102,682	5,134,100	9,444,687
1994 U.S. Savings Bond EE Series	82,376	4,118,800	6,967,067
1995 U.S. Savings Bond EE Series	32,623	1,631,150	2,633,818
1996 U.S. Savings Bond EE Series	146	7,300	10,709
1997 U.S. Savings Bond EE Series	249	12,450	18,171
1998 U.S. Savings Bond EE Series	444	22,200	31,026
1999 U.S. Savings Bond EE Series	706	35,300	47,126
2000 U.S. Savings Bond EE Series	924	46,200	58,753
2001 U.S. Savings Bond EE Series	1,095	54,750	66,050
2002 U.S. Savings Bond EE Series	1,485	74,250	84,862
2003 U.S. Savings Bond EE Series	2,253	112,650	124,307
2004 U.S. Savings Bond EE Series	223,117	11,155,850	11,998,432
2005 U.S. Savings Bond EE Series	228,513	11,425,650	11,914,925
2006 U.S. Savings Bond EE Series	224,434	11,221,700	11,221,700
Total U.S. Savings Bonds		76,686,463	137,153,967

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Description	Rate of Interest	Maturity	* Cost	Market
Corporate Notes
American Express Credit Corporation	5.450%	03/05/2008	$23,030,026	$23,030,026
American Express Bank	5.430	11/21/2007	8,007,861	8,007,861
Canadian Imperial Bank	5.330	12/23/2010	42,770,000	42,770,000
Goldman Sachs Group LP	5.475	09/14/2007	46,049,520	46,049,520
Greenwich Capital Commercial Funding Corporation	5.310	02/13/2007	40,360,000	40,360,000
HSBC Finance Corporation	5.409	07/01/2007	42,464,540	42,464,540
Morgan Stanley	5.370	02/02/2007	44,400,000	44,400,000
Societe Generale	5.295	02/22/2007	49,050,000	49,050,000
Total Corporate Notes			296,131,947	296,131,947

Loans to Participants
		1 month -
** Various (63,609 loans)	5.350 – 8.410	15 years	455,632,075	455,632,075

Loans Secured by Mortgages and Other Assets
Bank of America Alternative Loan Trust (Class 4)	6.500	06/25/2035	3,300,915	3,201,171
CPS Auto Trust (Class A)	7.620	07/16/2011	1,421,145	1,423,055
First Union National Bank Commercial Mortgage (Class I)	10.180	10/15/2032	4,000,442	4,322,666
Greenwich Capital Commercial Funding Corporation	4.820	11/05/2013	1,380,877	1,347,214
GRP/AG Real Estate Asset Trust (Class A)	4.850	01/25/2035	2,215,057	2,215,071
JP Morgan Chase Commercial Mortgage Securities Corp.	5.160	07/15/2042	1,514,151	1,478,932	(a)
LB Commercial Conduit Mortgage Trust (Class B)	6.360	10/15/2035	7,338,797	7,012,273
LB-UBS Commercial Mortgage Trust	4.260	07/15/2035	1,462,015	1,440,202
LB-UBS Commercial Mortgage Trust	4.730	10/17/2013	2,651,610	1,917,850	(a)
Morgan Stanley Capital I	5.370	04/15/2038	2,474,582	2,121,245	(a)
Morgan Stanley Capital I (Class X)	5.100	12/15/2041	2,728,227	2,754,159	(a)
Security National Asset Sec Series Trust (Class A)	6.355	12/25/2035	6,844,306	6,844,338
Total Loans Secured by Mortgages and Other Assets			37,332,124	36,078,176

Other
** Cash			3,605	3,605

Total Investments			$20,270,244,144	$26,340,576,875

Notes to Schedule of Assets:
*
Cost of securities, including cost of GE Common Stock, is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses realized on participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

**	Represents a party in interest to the Plan.
***	Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(a)	Rate of interest is based on computed effective yield.
(b)	Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.

See accompanying Report of Independent Registered Public Accounting Firm